Exhibit 16

Letter to the Securities and Exchange Commission from Ernst & Young LLP.

Ernst & Young LLP
222 South Main Street
Akron, Ohio 44308
Phone - 330-255-5800
www.ey.com

April 18, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated April 18, 2005, of Myers Industries, Inc. and are in agreement with the statements contained in paragraphs 2, 4, 5, and 6 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP